Exhibit 21.1

Subsidiaries

Name	Jurisdiction	Ownership Percentage

Avalon Healthcare Systems Inc.	Delaware	100%

GenExosome Technologies Inc.	Nevada	60%

Avalon RT 9 Properties LLC	New Jersey	100%

Avalon (Shanghai) Healthcare Technology Co., Ltd.	China	100%[1]

Beijing Jieteng (GenExosome) Biotech Co. Ltd.	China	60%[2]

1       Wholly-owned by Avalon Healthcare Systems Inc.

2       Wholly-owned by GenExosome Technologies Inc.